                                                      FILED BY DOUBLECLICK INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT

                          TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934


                                              SUBJECT COMPANY: DOUBLECLICK INC.

                                                  COMMISSION FILE NO. 000-23709


                                   @plan Q&A

     What does @plan do?


     @PLAN.INC IS A PUBLICLY TRADED (NASDAQ: APLN) ONLINE MARKET RESEARCH COMPANY THAT SPECIALIZES IN MEDIA AND E-COMMERCE PLANNING SYSTEMS. ITS CORE PRODUCT, "GUTENBERG", IS THE MOST WIDELY USED MEDIA-PLANNING TOOL FOR ONLINE ADVERTISING. @PLAN IS USED BY ITS CLIENTS TO INFORM ADVERTISING DECISIONS.


     What benefits does this merger bring to DoubleClick?

     @PLAN WILL ENABLE DOUBLECLICK TO IMMEDIATELY ENTER THE MARKET RESEARCH SPACE WITH A WELL ADAPTED USER BASE OF OVER 500 PREMIER CLIENTS AND A WELL RESPECTED THIRD PARTY NEUTRAL BRAND. ADDITIONALLY, THIS ACQUISITION IS THE FIRST STEP IN OUR STRATEGY TO AGGRESSIVELY OFFER OUR CLIENTS A FULL LINE OF WORLD CLASS, OBJECTIVE MARKET RESEARCH PRODUCTS DESIGNED TO BETTER INFORM ADVERTISING AND MARKETING DECISIONS.

     What benefit does this merger bring @plan?

     @PLAN WILL BENEFIT FROM DOUBLECLICK'S BROAD CLIENT BASE, ROBUST PRODUCT DEVELOPMENT RESOURCES AND EXPERTISE, AND OUR TECHNOLOGY INFRASTRUCTURE. DOUBLECLICK WILL ALSO HELP @PLAN WITH AGGRESSIVE MARKETING EFFORTS.

     What will DoubleClick do to ensure the independence and objectivity of the @plan brand name?

     OBJECTIVITY IS OF ULTIMATE IMPORTANCE TO A MARKET RESEARCH COMPANY. @PLAN WILL BECOME A SUBSIDIARY OF DOUBLECLICK, OPERATING UNDER THE "@PLAN" BRAND. @PLAN IS HEADQUARTERED IN STAMFORD, CONNECTICUT, AND WILL REMAIN THERE FOR THE FORESEEABLE FUTURE.

     DOUBLECLICK PRIDES ITSELF ON THE TRUST IT HAS EARNED IN THE ONLINE COMMUNITY. LARGE COMPANIES RELY ON US TO MANAGE THEIR MOST VALUABLE ASSETS, NAMELY DATA, TECHNOLOGY AND MEDIA REVENUE. WE WILL REINFORCE THIS TRUST BY CONTINUING TO HAVE @PLAN WORK WITH ALL COMPANIES AND KEEPING @PLAN AN OPEN TOOL AVAILABLE TO ALL CLIENTS AND COMPLETELY UNBIASED IN THE DATA THEY REPORT.
     .
     Will our sales force sell @plan?

     THE DOUBLECLICK MEDIA SALES FORCE WILL NOT SELL @PLAN, BUT MAY REFER POTENTIAL CLIENTS TO THE @PLAN SALES FORCE.

     THE DOUBLECLICK TECH SOLUTIONS SALES FORCE WILL NOT SELL @PLAN IMMEDIATELY, BUT MAY REFER POTENTIAL CLIENTS TO THE @PLAN SALES FORCE. AT SOME POINT THERE WILL BE OBVIOUS SYNERGIES WITH DFA (AS WITH ALL THIRD PARTY ADSERVERS) THAT MAY ALLOW CERTAIN FUNCTIONALITY TO CROSS OVER IN ALL THIRD PARTY AD-SERVING PLATFORMS.

     What types of client does @plan work with and how do they use the tools?

     @PLAN CURRENTLY HAS 4 MAJOR CLIENT GROUPS: AGENCIES, ADVERTISERS, PUBLISHERS AND E-MERCHANTS.

     AGENCIES AND ADVERTISERS USE @PLAN TO INFORM ADVERTISING DECISIONS SUCH AS, "WHICH SITES ARE BEST TO REACH MY TARGET AUDIENCE?" OR TO COMPARE SITES AGAINST EACH OTHER USING PREDETERMINED CRITERIA SUCH AS THE DEMOGRAPHIC OR BEHAVIORAL COMPOSITION OF THE AUDIENCE.

     PUBLISHERS USE @PLAN TO UNDERSTAND THE VALUE OF THEIR AUDIENCE AND ATTRACT ADVERTISERS. A PUBLISHER MIGHT USE @PLAN TO MEASURE THE PERCENTAGE OF THEIR AUDIENCE THAT ARE HIGH-INCOME FEMALES WHO TRAVEL TO EUROPE MORE THAN 2 TIMES A YEAR. THIS AUDIENCE MIGHT BE VERY ATTRACTIVE TO BRITISH AIRWAYS.

     E-MERCHANTS USE A RELATIVELY NEW @PLAN PRODUCT CALLED "DARWIN" TO UNDERSTAND THE BUYING BEHAVIOR OF THEIR CUSTOMERS AND COMPARE THEIR CORE SALES AND MERCHANDISING EFFORTS TO COMPETITORS. FOR EXAMPLE CDNOW MIGHT USE @PLAN TO DISCOVER THAT THEIR USERS ARE 3 TIMES MORE LIKELY TO PURCHASE ALTERNATIVE ROCK THAN USERS OF AMAZON. THIS INFORMATION WOULD HELP THEM CRAFT THEIR MARKETING AND MERCHANDISING PLANS.

     How many employees does @plan have?

     @PLAN CURRENTLY HAS ABOUT 45 EMPLOYEES WITH OFFICES IN STAMFORD, CONNECTICUT, AND SAN FRANCISCO, CALIFORNIA.

     How does @plan collect data?

     @PLAN HAS A LONG TERM AGREEMENT WITH THE GALLUP ORGANIZATION, ONE OF THE WORLD'S MOST RESPECTED SURVEY RESEARCH ORGANIZATIONS, TO RANDOMLY RECRUIT RESPONDENTS TO COMPLETE A BRIEF TELEPHONE SURVEY ON A QUARTERLY BASIS. THESE RESPONDENTS ARE THEN DIRECTED TO A WEB SITE TO FILL OUT A DETAILED QUESTIONNAIRE. THEY COLLECT ABOUT 40,000 COMPLETED SURVEYS EVERY YEAR. THESE RESPONDENTS ARE NOT COOKIED OR TRACKED. ALL DATA COMES FROM SURVEY RESPONSES RIGHT NOW.

     Does @plan have what is considered a "sound methodology"

     YES. @PLAN USES THE MOST RIGOROUS RDD (RANDOM DIGIT DIAL) RECRUITING TECHNIQUE TO BUILD ITS SAMPLE. IT ALSO USES AN "AIDED RECALL" METHOD OF MEASURING WHAT WEB SITES PEOPLE HAVE VISITED. THIS IS A LONG ACCEPTED TECHNIQUE EMPLOYED BY TRADITIONAL MARKET RESEARCH COMPANIES FOR DECADES.

     Why aren't DoubleClick Network and Sonar sites listed in @plan and will this change when the merger is completed?

     BECAUSE OF @PLAN'S RIGOROUS METHODOLOGY, IT WILL ONLY REPORT SITES (OR NETWORKS OF SITES) THAT IT CAN MEASURE WITH A CONFIDENT LEVEL OF ACCURACY. THIS AMOUNTS TO ABOUT THE TOP 500 WEB SITES. BECAUSE MANY SITES IN THE DOUBLECLICK NETWORK FALL BELOW THIS THRESHOLD, @PLAN CANNOT ACCURATELY REPORT ON MOST NETWORKS. IF THERE IS AN OPPORTUNITY FOR THE COMBINED ORGANIZATION TO FURTHER IMPROVE THE METHODOLOGY AND ALLOW US TO MEASURE NETWORKS, THIS FEATURE WOULD BE OFFERED TO ALL NETWORKS IN THE INDUSTRY AS OBJECTIVITY IS OF THE HIGHEST PRIORITY IN ALL MARKET MEASUREMENT BUSINESSES.

     Are there any privacy concerns?

     NO. MARKET RESEARCH AND MORE SPECIFICALLY SURVEY RESEARCH IS BY ITS NATURE OPT-IN AND VERY CONSPICUOUS. WHEN RESPONDENTS ARE CALLED ON THE PHONE THEY ARE ASKED TO PARTICIPATE IN A SURVEY FOR A TOKEN COMPENSATION. IF THEY REFUSE, THE CALL IS OVER. IF THEY ACCEPT THEY ARE DIRECTED TO A WEB SITE TO ANSWER A QUESTIONNAIRE. AT ANY POINT THEY MAY CHOSE TO END THE SURVEY AND REMOVE THEMSELVES AS A PARTICIPANT. RESPONDENT LEVEL DATA IS KEPT CONFIDENTIAL AND IS NOT USED FOR MARKETING PURPOSES.


     Additional Information

     The URL for @plan is HTTP://WWW.WEBPLAN.NET


Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: This news release contains statements of a forward-looking nature relating to the future events or the future financial results of DoubleClick. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors which could cause actual events or results to differ materially from those indicated from such forward-looking statements, including the matters set forth in DoubleClick's reports and documents filed from time to time with the Securities and Exchange Commission.


         Additional Information and Where to Find It: It is expected that DoubleClick will file a Registration Statement on Form S-4 with the Securities and Exchange Commission and @plan will file a proxy statement with the SEC in connection with the Merger, and that DoubleClick and @plan will mail a Proxy Statement/Prospectus to stockholders of @plan containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about DoubleClick, @plan, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus, once available, and DoubleClick's other SEC filings may be obtained from DoubleClick by directing a request through the Investors Relations portion of DoubleClick's website at http://www.doubleclick.net or by mail to DoubleClick Inc., 450 West 33rd Street, New York, NY 10001, Attention: Investor Relations, Telephone: (212) 683-0001. Free copies of the Proxy Statement/Prospectus, once available, and @plan's other SEC filings may be obtained from @plan by directing a request through the Investors Relations portion of @plan's website at http://www.webplan.net or by mail to @plan.inc, Three Landmark Square, Suite 400, Stamford, CT 06901,
Attention: Investor Relations, Telephone: (203) 961-0340.


In addition to the Registration Statement and the Proxy Statement/Prospectus, DoubleClick and @plan file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by DoubleClick or @plan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DoubleClick's and @plan's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.


         Participants in Solicitation: @plan and DoubleClick and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from @plan's stockholders in favor of the adoption of the merger agreement. A description of any interests that @plan's and DoubleClick's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.